Exhibit 99.2

Freeline Therapeutics Holdings Attendance Card plc Please bring this card with you to the Meeting and present it at Shareholder registration/accreditation. Additional Holders: ADDITIONAL HOLDER 1 ADDITIONAL HOLDER 2 ADDITIONAL HOLDER 3 ADDITIONAL HOLDER 4 MR A SAMPLE The Chairman of FREELINE THERAPEUTICS HOLDINGS PLC invites < DESIGNATION> you to attend the Annual General Meeting of the Company to be held at SAMPLE STREET the offices of Davis Polk & Wardwell London LLP, 5 Aldermanbury SAMPLE TOWN Square, London EC2V 7HR on 28 June 2021 at 2.00 pm. SAMPLE CITY SAMPLE COUNTY Shareholder Reference Number AA11 1AA 000001 C0000000000 *00000101010000* ********** *ïƒ0000000000* Please detach this portion before posting this proxy form. Form of Proxy - Annual General Meeting to be held on 28 June 2021 Cast your Proxy online...It’s fast, easy and secure! Control Number: 917247 www.investorcentre.co.uk/eproxy SRN: C0000000000 You will be asked to enter the Control Number, Shareholder Reference Number (SRN) and PIN shown PIN: 1245 opposite and agree to certain terms and conditions. View the Annual Report online: https://www.freeline.life/investors/ Register at www.investorcentre.co.uk—elect for electronic communications & manage your shareholding online! To be effective, all proxy appointments must be lodged with the Company’s Registrars at: Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY by 24 June 2021 at 2.00 pm. Explanatory Notes: 1. Every holder has the right to appoint some other person(s) of their choice, who need not be a the Company at close of business on the day which is two working days before the day of the shareholder, as his proxy to exercise all or any of his rights, to attend, speak and vote on their behalf meeting. Changes to entries on the Register of Members after that time shall be disregarded in at the meeting. If you wish to appoint a person other than the Chairman, please insert the name of determining the rights of any person to attend and vote at the meeting. your chosen proxy holder in the space provided (see reverse). Shareholders voting in advance of 5. To appoint one or more proxies or to give an instruction to a proxy (whether previously appointed the meeting are encouraged to appoint the Chairman as their proxy rather than any other named or otherwise) via the CREST system, CREST messages must be received by the issuer’s agent (ID person who may not be permitted to attend in person. If the proxy is being appointed in relation to number 3RA50) not later than 48 hours (without taking account of any part of a day that is not a less than your full voting entitlement, please enter in the box next to the proxy holder’s name (see working day) before the time appointed for holding the meeting. For this purpose, the time of receipt reverse) the number of shares in relation to which they are authorised to act as your proxy. If returned will be taken to be the time (as determined by the timestamp generated by the CREST system) from without an indication as to how the proxy shall vote on any particular matter, the proxy will exercise which the issuer’s agent is able to retrieve the message. The Company may treat as invalid a proxy his discretion as to whether, and if so how, he votes (or if this proxy form has been issued in respect appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated of a designated account for a shareholder, the proxy will exercise his discretion as to whether, and Securities Regulations 2001. if so how, he votes). 6. The above is how your address appears on the Register of Members. If this information is incorrect 2. To appoint more than one proxy, an additional proxy form(s) may be obtained by contacting the please ring the Registrar’s helpline on 0370 702 0000 to request a change of address form or go to Registrar’s helpline on 0370 702 0000 or you may photocopy this form. Please indicate in the box www.investorcentre.co.uk to use the online Investor Centre service. next to the proxy holder’s name (see reverse) the number of shares in relation to which they are authorised to act as your proxy. Please also indicate by marking the box provided if the proxy 7. Any alterations made to this form should be initialled. instruction is one of multiple instructions being given. All forms must be signed and should be returned 8. The completion and return of this form will not preclude a member from attending the meeting and together in the same envelope. voting in person. 3. The ‘Vote Withheld’ option overleaf is provided to enable you to abstain on any particular resolution. However, it should be noted that a ‘Vote Withheld’ is not a vote in law and will not be counted in the calculation of the proportion of the votes ‘For’ and ‘Against’ a resolution. 4. Pursuant to the Articles of Association of the Company and Regulation Securities Regulations 2001, entitlement to attend and vote at the votes which may be cast thereat will be determined by reference to ReallyReallyReallyReallyLongWord reallyLongword andmore Kindly Note: This form is issued only to the addressee(s) and designated account printed hereon. This personalised form is different: (i) account holders; or (ii) uniquely designated accounts A SAMPLE Computershare Investor Services PLC accept no liability for Designation> not comply with these conditions. Additional Holder 1 Additional Holder 2 Additional Holder 3 Additional Holder 4 -1_198642_MAIL/000001/000001/SG625/i

Poll Card
To be completed **only** if attending the AGM in person.

Ordinary Resolutions	For	Against	Vote Withheld
1. To receive and adopt the Annual Report and Accounts	☐	☐	☐
2. To approve the Directors' Remuneration Report included in the Annual Report and Accounts	☐	☐	☐
3. To approve the Directors' Remuneration Policy included in the Directors' Remuneration Report	☐	☐	☐
4. To reappoint Deloitte LLP as auditors of the Company	☐	☐	☐
5. To authorise the directors to determine Deloitte LLP's remuneration	☐	☐	☐
6. To reappoint Chris Hollowood as a director of the Company	☐	☐	☐
7. To reappoint Theresa Heggie as a director of the Company	☐	☐	☐
8. To reappoint Amit Nathwani as a director of the Company	☐	☐	☐
9. To reappoint Martin Andrews as a director of the Company	☐	☐	☐
10. To reappoint Jeffrey Chodakewitz as a director of the Company	☐	☐	☐
11. To reappoint Julia P. Gregory as a director of the Company	☐	☐	☐
12. To reappoint Colin A. Love as a director of the Company	☐	☐	☐

Signature

In the case of a corporation, a letter of representation will be required (in accordance with section 323 of the Companies Act 2006) unless this has already been lodged at registration.

Form of Proxy

Shareholders voting in advance of the meeting are encouraged to appoint the Chairman as their proxy rather than any other named person who may not be permitted to attend in person. Please complete this box only if you wish to appoint a third party proxy other than the Chairman. Please leave this box blank if you want to select the Chairman. Do not insert your own name(s).

	*

I/We hereby appoint the Chairman of the Meeting OR the person indicated in the box above as my/our proxy to attend, speak and vote in respect of my/our full voting entitlement* on my/our behalf at the Annual General Meeting of FREELINE THERAPEUTICS HOLDINGS PLC to be held at **the offices of Davis Polk & Wardwell London LLP, 5 Aldermanbury Square, London EC2V 7HR** on **28 June 2021** at **2.00 pm**, and at any adjourned meeting.

*** For the appointment of more than one proxy, please refer to Explanatory Note 2 (see front).**

☐ Please mark here to indicate that this proxy appointment is one of multiple appointments being made.

Please use a **black** pen. Mark with an **X** inside the box as shown in this example. ☒

Ordinary Resolutions	For	Against	Vote Withheld
1. To receive and adopt the Annual Report and Accounts	☐	☐	☐
2. To approve the Directors' Remuneration Report included in the Annual Report and Accounts	☐	☐	☐
3. To approve the Directors' Remuneration Policy included in the Directors' Remuneration Report	☐	☐	☐
4. To reappoint Deloitte LLP as auditors of the Company	☐	☐	☐
5. To authorise the directors to determine Deloitte LLP's remuneration	☐	☐	☐
6. To reappoint Chris Hollowood as a director of the Company	☐	☐	☐
7. To reappoint Theresa Heggie as a director of the Company	☐	☐	☐
8. To reappoint Amit Nathwani as a director of the Company	☐	☐	☐
9. To reappoint Martin Andrews as a director of the Company	☐	☐	☐
10. To reappoint Jeffrey Chodakewitz as a director of the Company	☐	☐	☐
11. To reappoint Julia P. Gregory as a director of the Company	☐	☐	☐
12. To reappoint Colin A. Love as a director of the Company	☐	☐	☐

I/We instruct my/our proxy as indicated on this form. Unless otherwise instructed the proxy may vote as he or she sees fit or abstain in relation to any business of the meeting.

Signature

Date

DD / MM / YY

In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by an attorney or officer duly authorised, stating their capacity (e.g. director, secretary).

H687 01 FTL